SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

(Amendment No. 2)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL PROPERTY INVESTORS 4

(Name of the Issuer)

NATIONAL PROPERTY INVESTORS 4

NPI EQUITY INVESTMENTS, INC.

AIMCO PROPERTIES, L.P.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO/IPT, INC.

AIMCO-GP, INC.

AIMCO IPLP, L.P.

IPLP ACQUISITIONS I, L.L.C.

AIMCO NPI 4 MERGER SUB LLC

(Name of Person(s) Filing Statement)

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

John Bezzant Executive Vice President Apartment Investment and Management Company 4582 South Ulster Street, Suite 1100 Denver, Colorado 80237 (303) 757-8101

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

WITH COPIES TO:

Rob Mintz, Esq.

Holland & Hart LLP

555 17th Street, Suite 3200

Denver, Colorado 80202

  This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☑	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

  Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$2,031,708.25	$232.83

*	For purposes of calculating the fee only. This amount was calculated by multiplying the 12,155 limited partnership units held by limited partners unaffiliated with AIMCO OP, L.P. by $167.15 per limited partnership unit.

**	Calculated by multiplying the transaction valuation of $2,031,708.25 by 0.0001146.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $275.56	Filing Party: Apartment Investment and Management Company; AIMCO OP, L.P.
Form or Registration No.: Form S-4 (Registration No. 333-175847)	Date Filed: July 28, 2011

Amount Previously Paid: $0.00	Filing Party: Apartment Investment and Management Company; AIMCO OP, L.P.
Form or Registration No.: Form S-4 (Registration No. 333-175847)	Date Filed: December 19, 2011

TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed solely to report the results of the Rule 13e-3 transaction subject to this Schedule 13E-3.

On December 19, 2011, National Property Investors 4, a California limited partnership (the “California Partnership”) entered into an Amended and Restated Agreement and Plan of Conversion and Merger (the “Amended and Restated Merger Agreement”) with AIMCO Properties, L.P., a Delaware limited partnership (“AIMCO OP”) and AIMCO NPI 4 Merger Sub LLC, a Delaware limited liability company of which AIMCO OP is the sole member (the “Merger Subsidiary”). The Amended and Restated Merger Agreement contemplates (i) the conversion (the “Conversion”) of the California Partnership into a Delaware partnership (the “Delaware Partnership”), and (ii) after the Conversion, the merger of the Merger Subsidiary with and into the Delaware Partnership, with the Delaware Partnership as the surviving entity (the “Merger”).

Conversion

Completion of the Conversion was subject to approval by the California Partnership’s general partner NPI Equity Investments, Inc. (the “General Partner”) and a majority in interest of the limited partnership interests of the California Partnership (the “California Units”). On February 21, 2012, AIMCO OP and its affiliates, took action by written consent to approve the Conversion, which was completed on February 21, 2012. Prior to the Conversion, there were 60,002 California Units issued and outstanding, of which AIMCO OP and its affiliates owned 47,850 California Units (approximately 79.75%) and had the right to vote 38,259 California Units (approximately 63.76%) without restriction.

In connection with the Conversion, each California Unit was converted into an identical unit of limited partnership interest in the Delaware Partnership, and each general partnership interest in the California Partnership held by a general partner was converted into an equivalent general partnership interest in the Delaware Partnership.

Upon completion of the Conversion, the certificate of limited partnership of the Delaware Partnership became the certificate of limited partnership of the surviving entity. In connection with the Conversion, the California Partnership’s partnership agreement in effect immediately prior to the Conversion was adopted as the partnership agreement of the Delaware Partnership, with the following changes: (i) references therein to the California Uniform Limited Partnership Act, as amended, or the California Act, were amended to refer to the Delaware Revised Uniform Limited Partnership Act, as amended, or the Delaware Act; (ii) a description of the Conversion and the Merger was added; and (iii) the name of the partnership was changed to “National Property Investors 4, LP.”

Merger

Completion of the Merger was subject to approval by the General Partner and a majority in interest of the limited partnership interests of the Delaware Partnership (the “Delaware Units”). On February 21, 2012, AIMCO OP and its affiliates, took action by written consent to approve the Merger, which was completed on February 21, 2012. Prior to the Merger, there were 60,002 Delaware Units issued and outstanding, of which AIMCO OP and its affiliates owned 47,850 Delaware Units (approximately 79.75%) and had the right to vote 38,259 Delaware Units (approximately 63.76%) without restriction.

In connection with the Merger, the Merger Subsidiary was merged with and into the Delaware Partnership, with the Delaware Partnership as the surviving entity. In connection therewith, each Delaware Unit outstanding immediately prior to the Merger and held by limited partners (other than Delaware Units as to which appraisal rights are elected) was converted into the right to receive, at the election of the limited partner, either (i) $167.15 in cash (the “Cash Consideration”) or (ii) 6.68 partnership common units of AIMCO OP. Limited partners who are residents of the State of California, or who fail to make an election, will receive only the Cash Consideration.

Upon the consummation of the Merger, AIMCO OP’s interest in the Merger Subsidiary was converted into 1,000 Delaware Units, and AIMCO OP became the sole limited partner of the Delaware Partnership. The General Partner will continue to serve as the General Partner of the Delaware Partnership, and the Delaware Partnership’s agreement of limited partnership in effect immediately prior to the Merger remains unchanged.

1

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

NATIONAL PROPERTY INVESTORS 4

By:	NPI Equity Investments, Inc.,
Its General Partner

	By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and Assistant General Counsel

[Signature Page – NPI 4 – Amendment No. 2 to Schedule 13E-3]

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

NPI EQUITY INVESTMENTS, INC.

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and Assistant General Counsel

[Signature Page – NPI 4 – Amendment No. 2 to Schedule 13E-3]

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

AIMCO PROPERTIES, L.P.

By:		AIMCO-GP, INC.,
Its General Partner

	By:	/s/ Trent A. Johnson
		Name:	Trent A. Johnson
		Title:	Vice President and
Assistant General Counsel

[Signature Page – NPI 4 – Amendment No. 2 to Schedule 13E-3]

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and
Assistant General Counsel

[Signature Page – NPI 4 – Amendment No. 2 to Schedule 13E-3]

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

AIMCO/IPT, INC.

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and
Assistant General Counsel

[Signature Page – NPI 4 – Amendment No. 2 to Schedule 13E-3]

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

AIMCO-GP, INC.

By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and
Assistant General Counsel

[Signature Page – NPI 4 – Amendment No. 2 to Schedule 13E-3]

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

AIMCO IPLP, L.P.

By:	AIMCO/IPT, Inc.,
Its General Partner

	By:	/s/ Trent A. Johnson
		Name:	Trent A. Johnson
		Title:	Vice President and
Assistant General Counsel

[Signature Page – NPI 4 – Amendment No. 2 to Schedule 13E-3]

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

AIMCO NPI 4 MERGER SUB LLC

By:	AIMCO PROPERTIES, L.P.
Its Sole Member

By:	AIMCO-GP, INC.
Its General Partner

	By:	/s/ Trent A. Johnson
		Name:	Trent A. Johnson
		Title:	Vice President and
Assistant General Counsel

[Signature Page – NPI 4 – Amendment No. 2 to Schedule 13E-3]

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 21, 2012

IPLP ACQUISITION I LLC, a Delaware limited liability company

By:		AIMCO IPLP, L.P.,
a Delaware limited partnership,
its member

	By:	AIMCO/IPT, INC.,
a Delaware corporation,
its general partner

		By:	/s/ Trent A. Johnson
			Name:	Trent A. Johnson
			Title:	Vice President

[Signature Page – NPI 4 – Amendment No. 2 to Schedule 13E-3]

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175847, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(b)	Senior Secured Credit Agreement, dated as of December 13, 2011, by and among Apartment Investment and Management Company, AIMCO OP, L.P., AIMCO/Bethesda Holdings, Inc., the lenders party thereto, KeyBank National Association, as administrative agent, swing line lender and a letter of credit issuer, Wells Fargo Bank, N.A., as syndication agent and Bank of America, N.A. and Regions Bank, as co-documentation agents (Exhibit 10.1 to Aimco’s and Aimco OP’s Current Report on Form 8-K, dated December 13, 2011 is incorporated herein by this reference).

(c)(1)	Appraisal Report, dated as of December 2, 2011, by KTR Real Estate Advisors LLC, related to the Village of Pennbrook Apartments (Exhibit 99.1 to Amendment No. 1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(c)(2)	OPinion of Duff & Phelps, LLC, dated as of December 19, 2011 (Annex C to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(c)(3)	Board Presentation dated December 19, 2011, prepared by Duff & Phelps, LLC (Exhibit (c)(11) to the Amendment No. 1 to the Schedule 13E-3 filed by Century Properties Fund XVII, LP on December 19, 2011 is incorporated by reference herein).

(d)(1)	Amended and Restated Agreement and Plan of Conversion and Merger, dated December 19, 2011 (Exhibit 10.1 to the Current Report on Form 8-K filed by NPI on December 19, 2011 is incorporated herein by reference).

(d)(2)	Amendment to the Amended and Restated Agreement and Plan of Conversion and Merger, dated as of February 21, 2012, by and among National Property Investors 4, AIMCO Properties, L.P. and AIMCO NPI 4 Merger Sub LLC.

(f)	Appraisal Rights of Limited Partners (Annex D to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(g)	Not applicable.